

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 29, 2015

Via Email
William Annett
Chief Executive Officer
OncoCyte Corporation
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

> **Re: OncoCyte Corporation**
> **Form 10-12B**
> **Filed December 21, 2015**
> **File No. 001-37648**

Dear Mr. Annett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
> /s/ Suzanne Hayes
>
> Suzanne Hayes
> Assistant Director
> Office of Healthcare and Insurance